May 13, 2005


Mail Stop 05-11

Mr. Linden Boyne
Chief Financial Officer
Bioaccelerate Holdings, Inc.
19th Floor, 712 Fifth Avenue
New York, NY, 10019-4108


Re:	Form 8-K filed 5/4/05
	File No. 333-43126

Dear Mr. Boyne:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

1. We note your disclosure that F.E. Hanson, Ltd. has only served as your auditor since November 2004. However, we are unable to find an
Item 4.01 Form 8-K disclosing the engagement of F.E. Hanson, Ltd. as your independent auditor and the related dismissal of Pritchett, Siler & Hardy. You are required to file an Item 4.01 Form 8-K within four business days of a change in accountant. Please immediately file the Item 4.01 Form 8-K for this change and include all of the disclosures required by Item 304 of Regulation S-B, including filing the former accountant`s Exhibit 16 letter.

2. We note that F.E. Hanson, Ltd. is not currently registered with the Public Company Accounting Oversight Board (PCAOB). Section 102
of the Sarbanes-Oxley Act of 2002 made it unlawful for a firm or a person associated with a firm to prepare or issue, or to participate in the preparation or issuance of, any audit report with respect to any issuer after October 22, 2003 if the firm/person is not registered with the PCAOB. Additionally, since a review is an integral part of the audit, the firm performing any interim reviews is required to be registered with the PCAOB. Section 102 of the Sarbanes-Oxley Act of 2002 applies to any company, defined as an issuer. To the extent our understanding that F.E. Hanson, Ltd. is not registered with the PCAOB is correct, you should amend any periodic reports that were reviewed by F.E. Hanson. Ltd. after registration was required to label the columns of the financial statements as "not reviewed." In this regard, it appears the Form 10-QSB filed on November 19, 2004 and the related amendment filed on
November 24, 2004 may have been reviewed by F.E. Hanson, Ltd. If our understanding is correct, you should file another amendment to this
Form 10-QSB/A once your new public accountant has re-reviewed the financial statements included in the affected reports.

3. We note the letter filed as Exhibit 16.2 to the Form 8-K filed on
May 4, 2005. However, this exhibit does not address the requirements of Item 304 of Regulation S-B, as it appears to be a letter from the
Company to the former accountant, rather than the required letter which should be addressed from the former accountant to the Securities and Exchange Commission. Please amend the filing to include an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree. Note that if the former accountant`s letter cannot be filed as an exhibit to the original 8-K filing, it should be filed within two business days of its receipt by the Company, not to exceed ten business days from the date of the original 8-K filing.

      Please file your supplemental response and amendment via
EDGAR
in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this letter to Carlton Tartar at 202.551.3387.

						Sincerely,


						Carlton Tartar
						Staff Accountant
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE